UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bon Natural Life Limited will be holding a conference call to discuss its earnings and other results of operations for the fiscal year ended September 30, 2021. Details and access instructions for the earnings call are as follows:

●	Date & Time: February 3, Thursday, 9AM EST

●	Dial-in:
○ US Toll Free: 1-866-777-2509
○ International: 1-412-317-5413

●	Webcast URL:
https://services.choruscall.com/mediaframe/webcast.html?webcastid=Ha8MzXT9

●	Pre-registration:
https://dpregister.com/sreg/10163664/f14b2a0560

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the operator. Participants may pre-register at any time, up to and including after the time that the call has started. If you are unable to participate during the live webcast, the call will be recorded and later made available on the Company’s website.

Shareholders are encouraged to review our Annual Report on Form 20-F for additional information. All of our filings with the SEC can be accessed at: https://www.sec.gov/edgar/browse/?CIK=1816815&owner=exclude.

On January 28, 2022, we released a press release regarding the earnings call furnished herewith as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2022	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

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